August 17, 2018

Robert McGuire
Chief Executive Officer
Plantation Corp.
514 Grand Avenue, Suite 161
Laramie, WY 82070

       Re: Plantation Corp.
           Amendment 2 to
           Registration Statement on Form S-1
           Filed August 7, 2018
           File No. 333-224534

Dear Mr. McGuire:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2018 letter.

Form S-1/A filed August 7, 2018

Item 15. Recent Sale of Unregistered Securities, page 42

1. We note your response to our prior comment 4 that only approximately 34 of the approximately 258 pre-merger Plantation Delaware shareholders were accredited and you relied upon the exemption from registration provided by Section 3(a)(9) in issuing the merger shares to the Plantation Delaware shareholders. We also note your revisions on page 42 setting forth the facts relied upon the make the Section 3(a)(9) exemption available for the issuance of the company's common stock in exchange for the shares held
 Robert McGuire
Plantation Corp.
August 17, 2018
Page 2
         by the non-accredited shareholders of Plantation Delaware. Please provide us with further analysis of why Section 3(a)(9) is available for your issuance of shares to the non-
         accredited shareholders of Plantation Delaware. In particular, cite specific authority and/or guidance that supports your conclusion that a parent and subsidiary under your circumstances constitute the "same issuer" for the purposes of Section 3(a)(9).
Item 16. Exhibits, page 43

2. Please file as exhibits the agreements related to the merger of Plantation Corp., Epic
         Wyoming and Plantation Delaware.
        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameRobert McGuire                               Sincerely,
Comapany NamePlantation Corp.
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